PROMISSORY NOTE

("Note")

Date: January 10, 2001

Location: Vancouver, British Columbia

PRIME EQUIPMENT, INC., a Nevada corporation (the "Maker"), for value received, each promise to pay Giovanni Iachelli (the "Holder"), or his assigns, the sum of $11,379.64 USD, with interest thereon at the rate of eight percent (8%) per annum, compounded yearly, upon demand of the Holder. Holder makes demand by delivering to the Maker notice in writing on his demand that the entire amount, or a portion of said amount, be paid. At the receipt of the demand of the Holder to the Maker, the amount so demanded shall immediately become due, including any accrued but unpaid interest on the principal demanded by the Holder.

If any principal due hereunder shall be unpaid when due, the entire amount owing, including all principal, shall become due and payable at once without further notice, at the option of the holder thereof. The Maker hereby waives presentment and/or notice of dishonor. The principal may be prepaid in whole or in part without penalty.

After maturity (after demand is made and the Maker default), this Note shall bear interest at the rate of TWELVE PERCENT (12%) per annum until paid in full.

In the event that the holder of this Note employs an attorney to enforce any of the terms of this note and are successful, the Maker agree to pay reasonable attorney fees. In the event of trial or appeal from trial, the prevailing party shall be entitled to reasonable attorney fees to be fixed by the court. The Maker agrees that venue for any action on this Note, to enforce or otherwise, shall be Las Vegas, Nevada, and that the laws of Nevada shall apply.

The Maker of this Note execute the same as a principal and not as a surety.

PRIME EQUIPMENT, INC.

BY: /S/ PERRY GUGLIELMI

Its Secretary.